UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2011

SOUTHERN UNION COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-6407	75-0571592
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5051 Westheimer Road Houston, Texas (Address of principal executive offices)	77056-5622 (Zip Code)

Registrant's telephone number, including area code: (713) 989-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[x]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Southern Union Company (the “Company”) held a special meeting of stockholders on December 9, 2011 (the “Special Meeting”), to consider two proposals related to the Second Amended and Restated Agreement and Plan of Merger, dated as of July 19, 2011, by and among Energy Transfer Equity, L.P. (“ETE”), a Delaware limited partnership, Sigma Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of ETE (“Merger Sub”), and the Company, as it may be amended from time to time (the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company with the Company surviving the merger as a wholly-owned subsidiary of ETE, and the transactions contemplated thereby.

The stockholders voted in favor of both the proposal to approve and adopt the Merger Agreement and the non-binding advisory proposal on the compensation of named executive officers in connection with the merger. In connection with the Special Meeting, the Company also solicited proxies with respect to a proposal to adjourn the Special Meeting, if necessary or appropriate, for the purpose of soliciting additional proxies. The adjournment proposal, which was unnecessary in light of the approval of the adoption of the Merger Agreement by the Company’s stockholders as indicated above, was not submitted to the Company’s stockholders for approval at the Special Meeting.  Set forth below are the final voting results for each of the proposals.

1. To approve and adopt the Merger Agreement, by and among ETE, Merger Sub and the Company, as it may be amended from time to time, pursuant to which Merger Sub, a wholly-owned subsidiary of ETE, will be merged with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of ETE, and the transactions contemplated thereby, including the merger.

FOR	AGAINST	ABSTAIN
99,285,147	603,857	1,002,358

2. To approve, on an advisory (non-binding) basis, the compensation to be received by the Company’s named executive officers in connection with the merger.

FOR	AGAINST	ABSTAIN
61,020,295	34,962,975	4,908,092

Additional Information

In connection with the merger, ETE and SUG have filed certain documents, including a proxy statement / prospectus, with the SEC. Investors and security holders are urged to carefully read the definitive proxy statement/prospectus filed with the SEC because it contains important information regarding ETE, SUG and the transaction.

Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by ETE and SUG with the SEC at the SEC’s website, www.sec.gov. The definitive proxy statement/prospectus and such other documents relating to ETE may also be obtained free of charge by directing a request to Energy Transfer Equity, L.P., Attn: Investor Relations, 3738 Oak Lawn Avenue, Dallas, Texas 75219, or from ETE’s website, www.energytransfer.com. The definitive proxy statement/prospectus and such other documents relating to SUG may also be obtained free of charge by directing a request to Southern Union Company, Attn: Investor Relations, or from SUG’s website, www.sug.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SOUTHERN UNION COMPANY
(Registrant)
Date: December 12, 2011	By:	/s/ Robert M. Kerrigan, III
Robert M. Kerrigan, III
Vice President - Assistant General Counsel and Secretary